FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of
1934

May 2nd , 2005

NOVA MEASURING INSTRUMENTS LTD.

Building 22 Weitzmann Science Park, Rehovoth
P.O.B 266

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.

Attached hereto and incorporated by way of reference herein the Registrants notice regarding 2005 First Quarter Results, note for a conference call

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

May 2nd , 2005	Nova Measuring Instruments Ltd Nova Measuring Instruments Ltd (the "Registrant") BY: /S/ Chai Toren —————————————— Chai Toren Chief Financial Officer

Company Contact:	Investor relations Contacts:
Chai Toren, CFO and Vice President	Ehud Helft / Kenny Green
Nova Measuring Instruments Ltd.	GK Investor Relations
Tel: 972-8-938-7505	Tel: +1-866-704-6710
E-mail: info@nova.co.il	E-mail : Ehud@gk-biz.com
http://www.nova.co.il	Kenny@gk-biz.com

NOVA MEASURING INSTRUMENTS 2005 FIRST QUARTER RESULTS RELEASE

Conference Call Scheduled for May 9th, 2005 at 9am EST

REHOVOTH, Israel – May 2nd, 2005 – Nova Measuring Instruments Ltd. (NASDAQ: NVMI), a worldwide leader in the development, design and production of integrated process control systems in the semiconductor manufacturing industry, announced that it expects to release its first quarter 2005 results on Monday, May 9th , 2005.

The Company will host a conference call on the same day, May 9th, 2005, at 09:00am EST. On the call, Dr. Giora Dishon, President & CEO, and Mr. Chai Toren, CFO and Vice President Finance, will review and discuss the first quarter 2005 results.

To participate, please call one of the following teleconferencing numbers. Please begin by placing your calls 5 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

U.S Dial-in Numbers: 1-866-860-9642
Canada Dial-in Number: 1-866-485-2399
U.K Dial-in Number: 0-800-917-5108
FRANCE Dial-in Number: 0-800-903-025
SWITZERLAND Dial-in Number: 0-800-563-248
ISRAEL Dial-in Number: 03-918-0610
INTERNATIONAL Dial-in Number: +972-3-918-0610
At:
9:00 a.m. Eastern Time
8:00 a.m. Central Time
6:00 a.m. Pacific Time
2:00 p.m. GMT
4:00 p.m. Israeli Time

The conference call presentation will be available on our website www.nova.co.il, during the conference call. For those unable to participate in the conference call, there will be a replay available from May 12th, 2005, through June 12th, 2005, on Nova’s website, www.nova.co.il.

About Nova
Nova Measuring Instruments Ltd. develops, designs and produces integrated process control systems for the semiconductor manufacturing industry. Nova provides a broad range of integrated process control solutions that link between different semiconductor processes and process equipment. The Company’s web site is www.nova.co.il.